8/16

02049322

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gtech Int'l Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

FILE NO. 82- 3779 FISCAL YEAR 4-30-02

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/16/02

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

ARS
4-30-02

02 AUG 16 AM 9:32

Incorporated as part of:

Schedule A	X
Schedules B & C	

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	April 30, 2002	2002/07/31

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/07/31
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/07/31

(Note: Signatures are entered in typed form)

SCHEDULE A: FINANCIAL STATEMENTS

Gtech International Resources Limited

Financial Statements

April 30, 2002
and
April 30, 2001

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2002 and 2001, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 31, 2002

Gtech International Resources Limited
Balance Sheets

As at April 30,	2002	2001
Assets		
Current		
Cash	$ 115,990	$ 116,825
Accounts receivable	2,018	1,682
	118,008	118,507
Marketable securities	97,125	15,000
	$215,133	$133,507
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 3,199	$ 6,552
Shareholders' Equity		
Share capital (note 5)	4,638,710	4,508,710
Deficit	(4,426,776)	(4,381,755)
	211,934	126,955
	$215,133	$133,507

Approved by the Directors

"Ian Dennis", Director "Fred Bart", Director

See notes to financial statements

Gtech International Resources Limited
Statements of Operations and Deficit

For the years ended April 30,	2002	2001
Revenue		
Interest	$ 2,781	$ 3,460
Option receipts (note 4)	101,000	80,000
	103,781	83,460
Expenses		
Audit and legal	18,007	35,412
Exchange rate loss	-	5,563
Office, stock exchange fees and consulting	118,795	27,635
	136,802	68,610
Operating income (loss)	(33,021)	14,850
Equity in loss from Mt. Alexander Goldfield (note 3)	-	(61,930)
Write down of marketable securities	(12,000)	-
Write down of investment in Mt. Alexander Goldfield (note 3)	-	(145,629)
Net loss	(45,021)	(192,709)
Deficit, beginning of year	(4,381,755)	(4,189,046)
Deficit, end of year	$(4,426,776)	$(4,381,755)
Loss per share (note 8)	$ (0.01)	$ (0.08)

See notes to financial statements

Gtech International Resources Limited

Statements of Cash Flows

For the years ended April 30,	2002	2001
Cash provided by (used in)		
Operating activities		
Net loss	$(45,021)	$(192,709)
Items not affecting cash		
Marketable securities received as option payments	(96,000)	-
Equity in loss from Mt. Alexander Goldfield	-	61,930
Exchange rate loss	-	5,563
Write down of marketable securities	12,000	-
Write down of investment in Mt. Alexander Goldfield	-	145,629
Changes in non-cash working capital		
Accounts receivable	(336)	(1,132)
Accounts payable and accrued liabilities	(3,353)	3,052
	(132,710)	22,333
Investing activity		
Proceeds of disposition of marketable securities	1,875	-
Financing activity		
Issuance of share capital	130,000	-
Increase (Decrease) in cash	(835)	22,333
Cash, beginning of year	116,825	94,492
Cash, end of year	$ 115,990	$ 116,825

See notes to financial statements

Gtech International Resources Limited

Notes to Financial Statements

April 30, 2002 and 2001

1. Nature and Continuance of Operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The Company has a history of operating losses and was formerly in the business of exploring potential mineral properties, but had not determined whether any of these properties contained ore reserves that were economically recoverable. The Company has now written-off all amounts shown for mineral properties and their related deferred costs and is currently considering opportunities in the biotechnology field. Refer to notes 3 and 9.

During the current fiscal year, the Company underwent an acquisition of control. Refer to note 6.

2. Significant Accounting Policies

(a) Mineral Properties and Deferred Costs
The Company has written-off all of its mineral property interests but retains residual royalty entitlements in respect of its Aurex and Revenue Creek exploration properties. Current proceeds from the disposition of its property interests are therefore included in income.

(b) Marketable securities
The Company carries its investments in marketable securities at the lower of cost and market value, adjusted on a security-by-security basis.

(c) Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term natures.

(d) Stock option plan
The company has no formal stock-based compensation plan. Options are granted periodically by the directors and no compensation expense is recognized when stock or stock options are issued. Any consideration paid by directors, employees or consultants on exercise of stock options or purchase of stock is credited to capital stock.

(e) Translation of foreign currency amounts
The Company's Australian operations are considered to be integrated with those in Canada for purposes of foreign currency translation. Monetary assets and liabilities denominated in Australian dollars are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and non-monetary items, revenues and expenses at the rate in effect on the date of the applicable transactions. The net effects of the foreign currency translations are included in the statement of operations and deficit.

2. Significant Accounting Policies *(continued)*

(g) Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, under which future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes has no effect on the financial statements of either of the fiscal years presented.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates.

3. Investment in Mt. Alexander Goldfield Project
Castlemaine, Chewton and Fryerstown mining districts
Central Victoria Region, Australia

The Company formerly had a letter agreement for an option with Genetic Technologies Limited ("GTG"), (formerly Duketon Goldfields Limited), an Australian listed public company. Under the terms of the letter agreement, GTG had granted to the Company an option to acquire up to a 75% interest in seven exploration and mining tenements aggregating 16,101 hectares (62.17 square miles) by paying to GTG $1,000,000 (to be applied to the first phase of the exploration program on the Project) and by issuing 1,000,000 shares in the capital of the Company to GTG. The Company was then required to spend a minimum of an additional $500,000 per year, for which it could earn an additional 6.25% interest in the Project for each $500,000 spent.

The Company increased its interest in the Mt. Alexander Goldfield Joint Venture by 6.25% to 31.25% effective on December 31, 1998 by expending a further $500,000. No funds have been advanced to the Joint Venture since December 31, 1998 and the directors decided that no additional funds would be advanced to the project and, as a consequence, the Company's option to increase its interest to 75% by the expenditure of a further $4,000,000 expired on December 31, 2000.

During the comparative fiscal year, the Company wrote-off its interest in the project.

GTG has been funding expenditures on the property, on a care and maintenance basis, since December 1998. The entire project was put up for sale and pursuant to a revised letter amendment dated February 28, 2001 between the Company and GTG, GTG will be entitled to receive from the proceeds of any sale certain additional funds it has contributed to the project before the net proceeds are distributed to partners in accordance with their respective joint venture interests. Any proceeds received by the Company from such a sale will be recognized as revenue when they are received.

Refer to note 9.

3. **Investment in Mt. Alexander Goldfield Project** ***(continued)***

The summarized historical costs and related adjustments in respect to this project are as follows:

	2002	2001
Acquisition costs	$ -	$1,815,687
Equity in loss	-	(1,130,562)
Exchange loss	-	(57,583)
Write-down of investment	-	(627,542)
	$ -	$ -

4. **Exploration Agreements**

CANADA
YUKON TERRITORY

Aurex Property
Mayo Mining District

The Company formerly had a 100% interest in this property, which consists of 155 mineral claims.

On January 12, 1999, the Company entered into an option agreement with Expatriate Resources Ltd. ("Expatriate") which entitled Expatriate to acquire a 100% interest in the property by paying the Company $180,000 ($80,000 paid), and performing $350,000 ($250,000 completed) of exploration prior to January 12, 2003.

On May 1, 2000, Expatriate, with the consent of the Company, entered into an agreement with Newmont Exploration of Canada Limited ("Newmont") whereby it assigned the rights and benefits under the option agreement to Newmont. The option agreement was subject to automatic reassignment by Newmont to Expatriate if the option expired or was terminated without exercise by Newmont. Under the option agreement, Newmont had the responsibility to make the future cash payments due on January 12, 2001 ($40,000 received), and the balance of $100,000 due prior to 2003. Newmont subsequently terminated the option and the benefits of the option automatically reverted to Expatriate.

On August 16 2001, the Company agreed to accept $84,000 to be paid by the issue of 600,000 common shares (received) in Expatriate to complete that Company's acquisition of the property.

Gtech International Resources Limited retains a 1.5% net smelter return royalty ("NSR") on the project, which Expatriate may purchase at any time for $1.0 million.

Revenue Creek Area
Whitehorse Mining District

The Company formerly owned 69 mineral claims, which it optioned to ATAC Resources Limited (ATAC), a Canadian public company, whereby ATAC could acquire a 100% interest in these claims by issuing 60,000 of its shares to the Company (issued), paying $130,000 to the Company in stages prior to January 6, 2002 ($70,000 paid), and performing $160,000 of exploration work on the properties ($160,000 completed).

On January 16 2002, the Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 (both received) as a final settlement for the transfer of the claims.

Gtech International Resources Limited will retain a 2% NSR of which ATAC can purchase 1.5% from the Company at any time for $600,000.

5. Share Capital

Authorized
An unlimited number of common shares without par value

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2000	4,819,334	$4,508,710
Share consolidation on a 2 for 1 basis on January 10, 2001	(2,409,667)	-
Balance, April 30, 2001	2,409,667	4,508,710
Placement of units (note 6)	1,300,000	130,000
Balance, April 30,2002	3,709,667	$4,638,710

Stock Options Outstanding

At April 30, 2002, stock options are outstanding to purchase 158,500 shares at $0.20 per share prior to February 3, 2005 and 130,000 shares at $0.38 per share prior to May 22, 2006.

Warrants Outstanding

At April 30, 2002, warrants are outstanding to purchase 1,300,000 shares at $0.14 per prior to May 15, 2003.

6. Related Party Transactions

- On May 16, 2001, the Company raised $130,000 by the issuance of 1,300,000 units at a price of $0.10 per unit. Each unit consists of a common share and a two-year warrant to purchase an additional share at a price of $0.14. As a result of this private placement, the subscriber, Genetic Technologies Limited, ("GTL") of Sydney, Australia beneficially owns or exercises control or direction over 70.59% of the issued capital of the Company and in the event of the exercise of the warrants, 78.22% of the then issued capital of the Company, assuming no other common shares are issued.

- On June 4, 2001, the Company granted a stock option to Dr. Mervyn Jacobson, Chairman of the Board of Directors, to purchase 130,000 shares at $0.38 per share prior to May 22, 2006.

- On June 4, 2001, the Company also announced that it would be using the funds from the placement of $130,000 to pursue new business opportunities in the field of biotechnology. During the year the Company paid GTL C$102,938 in respect to expenses incurred pursuing potential biotechnology business opportunities.

7. Future Income Taxes

For income tax purposes, unclaimed exploration and development expenses exceed the amounts recorded on the balance sheet by approximately $1,329,923. These amounts are available to be deducted against future taxable income, the future benefit of which has not been recorded in the accounts as there is no likelihood that they will be utilized. In addition, the company has non-capital loss carry-forwards of $578,589 (2001 - $545,568) which are available to reduce future taxable income and which expire as follows:

2003	$ 299,526
2004	103,871
2005	73,476
2006	68,695
2007	-
2008	33,021
	$578,589

8. Loss per share

Loss per share is calculated using the weight-average number of common shares outstanding during the year. Consolidations of issued stock during a fiscal year are considered to have occurred on the first day of the comparative fiscal year for purposes of calculating loss per share. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

9. Subsequent Events

The Mt Alexander Goldfields Project located in Victoria, Australia was sold for A$300,000 on 4 June 2002, an amount which was less than the additional funding contributed by Genetic Technologies Limited (Refer to Note 3). Accordingly, the Company will receive no further proceeds from this project.

Apart from the above, there have been no significant events since the end of the fiscal year.

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	April 30, 2002	2002/07/31

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/07/31
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/07/31

(Note: Signatures are entered in typed form)

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the twelve month period ended 30 April 2002 in Schedule A.

An amount of $102,938 was paid to Genetic Technologies Limited during the period (2000 – Nil) to review potential projects for the Company as follows:

Travel and accommodation expenses	8,027
Legal expenses - Canada	9,000
Patent review costs USA	15,000
	32,027
Management fees in relation to non-associated persons of Gtech International Resources Limited	40,911
Management fees in relation to associated persons of Gtech International Resources Limited (Dr Mervyn Jacobson and Ian Dennis)	30,000
	C$102,938

2. Related Party Transactions:

On 16 May 2001, the Company raised C$130,000 by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited, the parent corporation of the Company. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14. As a result of the private placement, the subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 2,613,499 shares in the Company representing 70.45% of the issued capital of the Company and in the event of the exercise of the warrants, 78.12% of the then issued capital of the Company, assuming no other common shares are issued.

On 22 May 2001, the Company granted a stock option to Dr Mervyn Jacobson, Chairman, to purchase 130,000 shares at C$0.38 per share expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on June 4, 2001.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the period the Company incurred expenses amounting to C$102,938 in relation to pursuing biotechnology business opportunities for the Company. C$70,911 of this amount was paid to Genetic Technologies Limited in respect of management fees for project generation in the current financial period.

3. Summary of Securities issued and options granted during the period:

(a) Summary of securities issued during the period: On 16 May 2001, the Company raised C$130,000 by private placement by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14.

(b) Summary of options granted during the period: On 22 May 2001, the Company granted a stock option to Dr. Mervyn Jacobson, Chairman, to purchase 130,000 shares at Cdn.$0.38 per share, expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on 4 June 2001.

4. Summary of securities as at April 30, 2002:

(a) Authorized share capital: unlimited number of common shares without par value.

(b) Shares issued and outstanding: 3,709,667 common shares; Recorded value: $4,638,710.

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

5. Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

6. Directors: Dr Mervyn Jacobson
Fred Bart
Ian Dennis
Jim McFaull

Officers: Chairman – Dr Mervyn Jacobson
President and Secretary – Ian Dennis

Gtech International Resources Limited

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company.

The Directors anticipate that once they have identified a suitable biotechnology project that they will call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The remaining mining project in Australia, the Mt Alexander Goldfields Joint Venture is up for sale. Gtech holds a 31.25% interest in the project and has reached an agreement with Genetic Technologies Limited, the holder of the remaining 68.75% not to have to advance any further funds to the project. The agreement with Genetic Technologies Limited provides for any additional funds advanced by Genetic Technologies Limited to be repaid from the proceeds of sale and once any additional funds have been repaid the net proceeds will be split in accordance with the respective shares in the Joint Venture. The Mt Alexander Goldfields Project was sold on 4 June for A$300,000 which is less than the additional funds advanced by Genetic Technologies Limited. Accordingly, no funds are due to Gtech International Resources Limited.

The Directors have previously provided in full for the investment in the Mt Alexander Project.

The remaining Yukon exploration project, Revenue Creek, which was optioned several years ago was finalised during the year. ATAC Resources Limited paid C$5,000 plus issue 200,000 common shares in ATAC Resources Limited to the Company in full satisfaction of the option. Gtech retains a 2% NSR from which ATAC could purchase 1% for C$300,000 and another 0.5% for C$300,000 leaving Gtech International with a 0.5% NSR.

The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The Company reported a net loss for the twelve-month period ended April 30, 2002 of $45,021 compared to a net loss of $192,709 for the twelve-month period ended April 30, 2002. Total expenses for the twelve-month period ended April 30, 2002 were $136,802 compared to the twelve-month period ended April 30, 2001 of $68,610. There was no loss from the Mt Alexander Joint Venture for the twelve-month period ended April 30, 2002 as the project has been written off and the company is no longer responsible for the losses. There were costs of $102,938 incurred in the twelve-month period ended April 30, 2002 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the twelve-month period ended April 30, 2002 consisted of interest received of $2,781 compared to the twelve-month period April 30, 2001 of $3,460. During the current period the company received listed shares to the value of $84,000 in final sale and settlement of the Aurex project and $12,000 in respect of the final sale and settlement of the Yukon Revenue property. The Company also received $5,000 cash in respect of the sale and settlement of the Yukon Revenue property.

SUBSEQUENT EVENTS

On 4 June 2002, the Mt Alexander Goldfields Project in Victoria, Australia was sold to a non related entity for A$300,000 cash. The net amount received from the sale was less than the additional funds advanced by the parent company, Genetic Technologies Limited. Accordingly, no funds are due to Gtech International Resources Limited. The Mt Alexander Goldfield project has previously been written off.

Apart from the above transaction, there are no significant subsequent events.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On 16 May 2001, the Company raised C$130,000 by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited, the parent corporation of the Company. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14. As a result of the private placement, the subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 2,618,499 shares in the Company representing 70.59% of the issued capital of the Company and in the event of the exercise of the warrants, 78.22% of the then issued capital of the Company, assuming no other common shares are issued.

On 22 May 2001, the Company granted a stock option to Dr Mervyn Jacobson, Chairman, to purchase 130,000 shares at C$0.38 per share expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on June 4, 2001.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the twelve-month period the Company incurred expenses amounting to C$102,938 (Quarter ended April 30, 2002 - $Nil) in relation to pursuing biotechnology business opportunities. These funds were paid to Genetic Technologies Limited and were paid in the current financial period. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Twelve-month Period ended 30 April 2002	Twelve - month period ended 30 April 2001
Proceeds from May 2001 private placement	130,000	-
Amount applied towards seeking biotechnology opportunities during the period	102,938	-
Amount available to be applied towards biotechnology opportunities during future period	27,062	-
Anticipated amount to be spent during the quarter ended 31 July 2002 on seeking biotechnology opportunities	27,062	-

LIQUIDITY AND SOLVENCY

As at April 30, 2002, the Company had cash on hand of $115,990, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company also has shares in listed Canadian public companies with a market value at April 30, 2002 of C$118,400.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited or exercise its warrant should the need for additional capital be required.

EXPLORATION ACTIVITIES

Aurex Property, McQuesten Area, Mayo Mining District, Yukon Territory

The company finalised the option agreement on the project with Expatriate Resources Ltd (CDN - EXR) on 31 August 2001 in exchange for 600,000 common shares in Expatriate Resources Ltd

The property will carry a 4.5% NSR, 1.5% to YKR International and 3% to Jim McFaull. Expatriate Resources has the right to purchase the entire 1.5% royalty of Gtech International at any time for C$1million.

Revenue Creek Claims, Dawson Range, Whitehorse Mining District, Yukon Territory

The company finalised the option agreement with ATAC Resources Limited (CDN ATA) on 5 January 2002 in exchange for C$5,000 cash and 200,000 common shares in ATAC Resources Limited.

Gtech retains a 2% NSR from which ATAC could purchase 1% for C$300,000 and another 0.5% for C$300,000 leaving Gtech International with a 0.5% NSR.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.reflections.com.au/YKR, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.